Exhibit 15

August 17, 2016

Members of the Board of Directors of Skullcandy, Inc.

c/o Peter J. Solomon Company

1345 Avenue of the Americas, 31st Floor

New York, NY 10105

Dear Members of the Board:

Mill Road Capital Management LLC and its affiliated funds (“Mill Road”) are pleased to present this proposal (the “Proposal”) to acquire Skullcandy, Inc. (the “Company”). We specifically highlight to the Board that our price is higher than the price in the Existing Merger Agreement (as defined below) by 25 cents per share. Additionally, Mill Road continues to be willing to provide to the Company in escrow Mill Road’s and its affiliates’ signatures to the Merger Agreement and related documents, as described below.

The terms of our Proposal are as follows:

¡	Price and Form of Consideration. Mill Road proposes to acquire 100% of the fully diluted stock of the Company for cash consideration of $6.35 per share, payable at closing.

¡	Transaction Structure. Mill Road anticipates the transaction will be structured as a tender offer followed promptly by a merger effected pursuant to Section 251(h) of the Delaware General Corporation Law, identical to the current structure agreed to by the Company pursuant to its existing June 23, 2016 Agreement and Plan of Merger with Incipio, LLC and Powder Merger Sub, Inc. (as amended to date, the “Existing Merger Agreement”).

¡	Financing. Mill Road will provide all of the equity capital necessary for the Proposal; please see the form Equity Commitment Letter and form Sponsor Guarantee, attached as Exhibit A and Exhibit B, respectively, to this Proposal. In addition, Mill Road has obtained a Debt Commitment Letter from Cerberus Business Finance, LLC and PNC Bank, National Association, which is attached as Exhibit C to this Proposal.

¡	Approvals. The Investment Committee of Mill Road, consisting of the senior investment professionals of the firm, has approved the Proposal. Mill Road does not require any further partnership approvals to move forward. Because Mill Road does not own interests in any businesses that compete with the Company, we anticipate that any required regulatory approvals, such as Hart-Scott-Rodino approval, would not materially impact the timing or certainty of the transaction.

382 Greenwich Avenue, Suite One ● Greenwich, CT 06830 ● (203) 987-3500

¡	Diligence. Mill Road and its advisors have been granted access to the Company’s data room, have completed applicable diligence of the Company and do not require any additional diligence.

¡	Merger Agreement. Mill Road is prepared to sign a definitive merger agreement including terms and conditions substantially identical to the Existing Merger Agreement. Please see Mill Road’s proposed form of merger agreement attached as Exhibit D to this Proposal. Mill Road would be pleased to make our counsel available to speak with the Company’s counsel if it would be helpful to discuss the terms of Mill Road’s proposed merger agreement. Contact information is found at the end of this letter.

¡	Timing. Mill Road is prepared to move expeditiously to execute a definitive acquisition agreement. Mill Road is willing to deliver its and its affiliates’ signature pages to the Merger Agreement and related documents to you pursuant to mutually agreeable reasonable escrow terms, if the Company’s Board of Directors determines that this Proposal constitutes or is reasonably likely to lead to a “Superior Proposal” (as defined in the Existing Merger Agreement).

¡	Contact. Please contact Thomas Lynch to answer any questions with regards to this letter. Contact information is found at the end of this letter.

¡	Legal Disclaimer. This letter is not intended to create and shall not create legally binding obligations to enter into an acquisition agreement or any other documentation contemplated by this letter or consummate any proposed transaction and creates no rights in favor of the Company with respect to the proposed transaction. A binding commitment with respect to the proposed transaction will result only from execution of a definitive acquisition agreement.

Mill Road looks forward to discussing this Proposal at your earliest convenience.

Sincerely,

Mill Road Capital Management LLC

By:	/s/ Thomas Lynch
Thomas Lynch
Senior Managing Director and Management Committee Director

Contact Information

Mill Road Capital Management LLC

Thomas Lynch

382 Greenwich Avenue, Suite One

Greenwich, CT 06830

Telephone: (203) 987-3501

Email: tlynch@millroadcapital.com

Foley Hoag LLP

Peter Rosenblum

Seaport West

155 Seaport Boulevard

Boston, MA 02210

Telephone: (617) 832-1151

Email: pmr@foleyhoag.com

Joseph Basile

Seaport West

155 Seaport Boulevard

Boston, MA 02210

Telephone: (617) 832-1101

Email: jbasile@foleyhoag.com